Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: The Travelers Companies Inc (TRV)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The Travelers Inc (TRV)
Vote Yes: Item #5 – Report on Climate Related Pricing and Coverage

Annual Meeting: May 21, 2025

CONTACT: Mary Zuccarello | mzuccarello@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Travelers provide, in its existing climate reporting, the expected impact of climate-related pricing and coverage decisions on the sustainability of its homeowners’ insurance customer base under a range of climate scenarios in the near, medium, and long-term.

SUPPORTING STATEMENT: At management discretion, shareholders suggest Travelers address, for each time frame, the:

•	Projected percentage of policies not insurable due to climate risk;
•	Projected climate-related policy non-renewals and rate increases;
•	Related profitability impact;
•	Risks to Travelers and its investments from associated climate-related municipal bond and housing market bubbles.

SUMMARY

The United States is facing a nationwide insurance crisis due to the increasing frequency and severity of climate-fueled weather events. Between 2019 and 2022, the number of severe climate-related disasters in the United States increased by 32%, causing insured losses over the same period to rise by nearly 300%.1 This trend continued into 2024, when the U.S. experienced 27 extreme weather events with over $1 billion in damages each and a total cost of nearly $183 billion.2

_____________________________

1 https://www2.deloitte.com/us/en/insights/industry/financial-services/bridging-the-gap-between-homeowners-insurance-companies-climate-change.html

2 https://www.climate.gov/news-features/blogs/beyond-data/2024-active-year-us-billion-dollar-weather-and-climate-disasters#:~:text=NOAA's%20National%20Centers%20for%20Environmental,28%20events%20analyzed%20in%202023

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

These growing catastrophe costs have had dramatic impacts on the homeowners’ insurance market. Homeowners insurance premiums nationwide skyrocketed 34% between 2017 and 2023, increasing at a rate 40% faster than inflation.3 Many areas of the U.S. are no longer profitable for private insurers, due to climate-driven disasters.4 In those areas, state and federal insurers of last resort step in to provide a minimal level of coverage for homeowners. Whether due to lack of available insurance, or inability to afford coverage, more homeowners are underinsured or no longer insured at all.

This combination of increasing homeowner premiums and reduced insurance availability is fueling a potential economic crisis. When homeowners lose access to insurance—a key requirement for most mortgages— a chain reaction occurs. Buyers struggle to secure mortgages, home sales decline, and homes lose value. Local and state property tax revenues fall, and banks and other businesses that serve the homeowners market lose money, threatening the broader economy. Further, unlike previous financial crises and recessions, including the 2008 mortgage crisis which eventually resolved, climate-driven financial risks are expected to escalate unless and until sufficient action is taken to reduce greenhouse gas emissions, meaning that this crisis is likely to expand rather than resolve.5

Travelers is already experiencing the impacts of this climate-driven cycle. The Company’s catastrophe losses increased from $1.85 billion in 2021 to $2.99 billion in 2023.6 In response, Travelers has raised rates—including a 15% increase in California—and dropped policies in risky markets.7 As Travelers continues to implement climate-related rate increases and non-renewals, its customer pool decreases. It remains unclear how our Company will sustain its homeowner business line, which makes up 50% of its personal insurance business and accounts for approximately 20% of all net written premium revenue in this environment.8,9

In Traveler’s TCFD climate risk discussion, the Company notes it can reduce growing climate risk by annually adjusting its pricing and policy conditions — that is, by raising rates and reducing coverage.10 However, Travelers fails to explain the expected impact of its climate-related pricing and coverage decisions on the sustainability of its homeowners' insurance customer base under a range of climate scenarios in the near, medium, and long-term. Global temperatures are still generally under 1.5 degrees C, but what will happen as global temperatures continue to rise? Will Travelers remain profitable?

Disclosure of the impact of climate-related pricing and coverage decisions will allow shareholders and other stakeholders to assess Travelers’ long-term viability. Without greater transparency, Travelers risks losing investor confidence and facing increased climate-related risk. By proactively addressing these concerns, Travelers can demonstrate its commitment to financial resilience and ensure its ability to serve policyholders and generate sustainable returns in future decades.

RATIONALE FOR A YES VOTE

1.	Travelers’ homeowners’ insurance segment faces increased climate-related risk.

2.	It is unclear whether Travelers’ climate strategy effectively addresses the risks posed by a shrinking homeowners’ insurance market as climate-related risk increases.

_____________________________

3 https://www.insurancejournal.com/news/national/2024/09/26/794409.htm; https://www.newyorker.com/news/the-financial-page/the-home-insurance-crisis-that-wont-end-after-hurricane-season~~n~~

4 https://www.npr.org/2024/03/03/1233963377/auto-home-insurance-premiums-costs-natural-disasters-inflation

5 https://ww3.lawschool.cornell.edu/research/JLPP/upload/Steele-final.pdf

6 https://asset.trvstatic.com/download/assets/travelers_tcfdreport2023.pdf/93114e88b97011efa5e28e42e80f1a8f p.28

7 https://ktla.com/news/local-news/another-insurance-company-plans-to-raise-rates-in-california/

8 https://asset.trvstatic.com/download/assets/Travelers_TCFDReport2023.pdf/93114e88b97011efa5e28e42e80f1a8f

p.13

9 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.8

10 https://asset.trvstatic.com/download/assets/Travelers_TCFDReport2023.pdf/93114e88b97011efa5e28e42e80f1a8f

p.23

3

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

3.	Travelers has the ability to disclose the information sought in the Proposal.

4.	The climate-driven insurance crisis is gaining important public attention from the media, and government, highlighting the need for Travelers to respond.

DISCUSSION

1.	Travelers’ homeowners’ insurance segment faces increased climate-related risk.

Travelers’ homeowners' insurance business faces mounting risks due to climate-change driven weather catastrophes. The increasing severity, frequency, and ubiquity of climate disasters has driven increased losses and led the Company to increase premiums and withdraw insurance coverage from vulnerable markets. These decisions could not only result in a shrinking customer base for Travelers but also trigger downstream economic impacts on mortgage and municipal bond markets.

A.	Climate-Related Physical Risk

In its 10K, Travelers highlights that climate change-related factors expose its property and casualty insurance operations to risk:

High levels of catastrophe losses, including as a result of factors such as increased concentrations of insured exposures in catastrophe-prone areas and changing climate conditions, could materially and adversely affect our results of operations, our financial position and/or liquidity, and could adversely impact our ratings, our ability to raise capital, and the availability and cost of reinsurance.11

Climate-related impacts are already resulting in losses for Travelers. The Company reported that a “historically high level of industry-wide catastrophe losses and inflationary pressures,” led to losses for its personal insurance business segment in 2023 with catastrophe losses increasing from $1.85 billion in 2021 to $2.99 billion in 2023.12

Due to lack of progress in reducing greenhouse gas emissions, climate-related damage is expected to become even more widespread globally and across the U.S. Each region of the U.S. is experiencing an uptick in extreme weather events, with more severe wildfires and flooding in the Western U.S., frequent and damaging storms and droughts in the Midwest, and high rates of hurricanes and flooding in the South and Southeast.13 About 545 counties (17% of all U.S. counties) are projected to have material exposures to two or more acute climate hazards in the current decade under a medium-high climate change scenario.14 Such compound exposures interact with one another, amplifying the negative impacts of extreme weather. These trends could have significant impacts on Travelers’ catastrophe losses going forward.

_____________________________

11 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.43

12 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.8

13 https://www.climate.gov/news-features/blogs/beyond-data/2024-active-year-us-billion-dollar-weather-and-climate-disasters#:~:text=NOAA's%20National%20Centers%20for%20Environmental,28%20events%20analyzed%20in%202023

14 https://www.spglobal.com/esg/insights/blog/quantifying-the-climate-physical-risk-facing-us-muni-bonds

4

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

B.	Risks Associated with Higher Premiums and Policy Non-Renewals

In the context of more widespread and frequent climate-driven catastrophes, Travelers states that it mitigates risk by annually increasing premiums or removing itself from high-risk markets. Over the past two years, its net written premium growth of $3.4 billion “has been almost entirely a result of price increases.”15 Additionally, Travelers announced that it would not renew thousands of policies in California due to wildfire risk.16

While higher premiums and non-renewals may provide a short-term solution for mitigating historically high losses, they also cause negative systemic effects by transferring the financial burden to policyholders, investors, and taxpayers.17 Increased premiums are linked to higher rates of non-renewal and underinsurance, as confirmed by a U.S. Senate Budget Committee study.18 Approximately 12%, or nearly 6.1 million U.S. households, are currently uninsured, up from 5% in 2019.19 Currently, uninsured properties represent $1.6 trillion in property value.20

C.	Impacts Across Multiple Revenue Streams

Increasing physical risk exposure due to climate change is likely to impair the mid- to long-term affordability and availability of insurance products, meaning a shrinking market of customers for Travelers.21 Further, the insurability crisis in the home insurance sector threatens to extend into the mortgage and housing markets, and by extension into the municipal bond market. As insurance becomes harder and more costly to obtain, housing markets will suffer due to the inaccessibility of mortgages and a potential decline in home sales. These trends will weaken state and local property tax revenue while raising the risk of downgraded municipal bond ratings. Investors in municipal bonds are particularly vulnerable to the impacts of climate change due to the bonds’ illiquid nature, long durations, and exposure to potential pricing corrections stemming from reduced insurance availability, property and business losses from disasters, and rising infrastructure and emergency outlays.22,23

_____________________________

15 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.6.

16 https://www.sfchronicle.com/california/article/travelers-insurance-rates-19441039.php

17 https://www.finance-watch.org/wp-content/uploads/2024/03/Report-Transition-Planning-for-Insurers-Finance-Watch.pdf, p.8.

18 https://www.budget.senate.gov/imo/media/doc/next_to_fall_the_climate-driven_insurance_crisis_is_here__and_getting_worse.pdf

19 https://www.usatoday.com/story/money/2024/06/23/americans-not-buying-homeowners-insurance/74144566007/

20 https://climateandcommunity.org/research/insurance-financial-stability/

21 https://www.eiopa.europa.eu/publications/role-insurers-tackling-climate-change-challenges-and-opportunities_en

22 https://www.spglobal.com/esg/insights/blog/quantifying-the-climate-physical-risk-facing-us-muni-bonds

23 https://climateandcommunity.org/research/insurance-crisis/

5

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

The interdependent nature of the homeowners’ insurance, mortgage, and municipal bond markets is especially concerning given that Travelers is heavily exposed to all three markets. Travelers’ homeowner business line makes up 50% of its personal insurance business, accounting for approximately 20% of revenue from written premiums in 2023.24 Travelers increased its fixed maturity investment portfolio in residential mortgage-backed securities from $1.99 billion in 2022 to $7.82 billion in 2023,25 a decision which could further expose the Company to climate risk. Travelers is also invested in municipal bonds.26 The National Association of Insurance Commissioners finds that approximately 55% of total U.S. insurer industry municipal bond holdings may be considered climate affected.27 Travelers gives geographic distribution of its $27.54 billion in municipal bonds, with the highest local general obligations found in Texas and California,28 states that have some of the highest climate risk according to S&P global.29

The climate-change driven insurance crisis has potential impacts across multiple key revenue streams for Travelers. Investors require information about how Travelers will navigate these risks.

D.	Regulatory Risk – Requirements and Disclosures

As state regulators address rising premiums and non-renewal rates, insurers are increasingly under scrutiny. In the past several years, the California Department of Insurance issued a number of policies to insurers within the state, including a mandatory one-year moratorium on canceling residential insurance policies30 and a requirement for the state’s largest insurers, which includes Travelers, to provide coverage in wildfire-prone areas, equivalent to 85% of their statewide market share over time.31

Following the January Los Angeles wildfires, California insurers are also required to pay $1 billion into the FAIR plan--California's insurer of last resort; only half of the funds can be obtained from policyholders.32

Other state regulators have called for insurers to consider climate-related factors. In 2021, the Connecticut General Assembly passed legislation requiring the Connecticut Insurance Commissioner to consider the insurer’s approach to climate risk in its oversight.27 In 2021, the New York State Department of Financial Services issued guidance for insurers to incorporate climate risk into financial risk management.28

State-level policies and the potential for increased oversight of insurers—a result of intensifying climate-related risk—supports transparency on pricing and coverage strategies.

2.	It is unclear whether Travelers’ climate strategy effectively addresses the risk posed by a shrinking homeowners’ insurance market as climate-related risks increase.

Travelers’ Enterprise Risk Management is often an opaque process, and investors do not have access to information concerning how the company plans to address increased climate risk to its homeowners’ insurance business beyond reviewing policies annually and adjusting product pricing and conditions as needed.33

_____________________________

24 https://asset.trvstatic.com/download/assets/Travelers_TCFDReport2023.pdf/93114e88b97011efa5e28e42e80f1a8f

p.13

25 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.83

26 https://s26.q4cdn.com/410417801/files/doc_financials/2022/ar/Travelers-2022-Annual-Report.pdf, p.3

27 https://content.naic.org/sites/default/files/capital-markets-special-reports-municipalbonds-ye2022.pdf, p.4

28 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf p.81

29 https://www.spglobal.com/esg/insights/blog/quantifying-the-climate-physical-risk-facing-us-muni-bonds

30 https://www.insurance.ca.gov/01-consumers/140-catastrophes/MandatoryOneYearMoratoriumNonRenewals.cfm

31 https://www.cbsnews.com/sanfrancisco/news/insurance-companies-california-coverage-wildfire-prone-areas-new-regulation/; https://www.insurance.ca.gov/0400-news/0100-press-releases/2024/release065-2024.cfm

32 https://www.insurance.ca.gov/0400-news/0100-press-releases/2025/release015-2025.cfm#:~:text=Every%20property%20insurance%20company%20licensed,like%20the%20Southern%20California%20wildfires.

33 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.87

6

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

In discussing losses to it homeowners’ line, the Company notes that it “continued to evolve [its] segmentation, underwriting and terms and conditions” to “deploy capacity thoughtfully in the face of significant market dislocation.”34 Specifically, the Company took “significant pricing actions to improve profitability throughout the year.”35 The Company reported that its “average premium change for the year was . . . 19.8% in Domestic Homeowners . . . a] record level[].”36

The Company also made a variety of underwriting decisions designed to manage its exposure to catastrophe losses. These underwriting actions include “limit[ing] the writing of new property and homeowners business in some markets . . . [and] tightening underwriting standards, selective price increases and changes to policy terms specific to hurricane-, tornado-, wind-, wildfire-, and hail-prone areas.”37 In California, for example, Travelers has increased its premiums by a statewide average of 15.3% (affecting approximately 320,000 customers) and dropped thousands of policies over the past few years.38

Travelers states that it has evidence that its current strategy is effective in mitigating climate risk: Travelers’ share of property catastrophe losses relative to total property catastrophe losses for the domestic property casualty industry has declined compared to the prior five years.39This statement is likely true for all large, private insurance companies that have been able to increase rates, avoid insuring the riskiest areas, and which have access to forward looking data. The freedom to pursue such a strategy, however, may be increasingly curtailed by states and/or will mean a smaller market share for Travelers and other large insurers, especially if action to reduce climate-related emissions declines and catastrophes mount.

It is important to highlight that Travelers’ combined ratio has been increasing from 2021 to 2023, from 94.5% to 97%.40 The combined ratio is one of the most cited metrics of the underwriting profitability of an insurer. A lower combined ratio is considered better, and a combined ratio of less than 100 shows that the insurer is earning more in premiums compared to claims paid plus expenses incurred.41

Travelers’ continued investments in and underwriting of high carbon emitting industries also elicits concern.42 To the extent that Travelers finances the very industries that are exacerbating climate change, it increases risk to its own profitability, to its customers, and to the areas it serves.

This proposal does not ask for proprietary information related to Travelers’ pricing decisions; rather, investors seek disclosure to better understand the percentage of its homeowners policies that may be at risk of premium increases or non-renewals, and the degree to which such prices increases and reduced coverage impacts its homeowners’ line and thus company profits and value over time.

_____________________________

34 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.8

35 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.8

36 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.8

37 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.8

38 Megan Munce, Travelers Insurance raising California rates 15% for homeowners, S.F.CHRON. (May 6, 2024),

https://www.sfchronicle.com/california/article/travelers-insurance-rates-19441039.php

39 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000086312/000008631225000019/trv-20250403.htm, p.88

40 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.62

41 https://www.verisk.com/blog/insurance-fundamentals-interpret-combined-ratios-related-metrics/

42 https://investinginclimatechaos.org/data

7

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

This information is pertinent to the long-term sustainability of Travelers homeowners’ line because non-renewals and rate increases will certainly impact the overall market size of Traveler’s business and its profitability. In addition, the insurance crisis is driving a cycle of impacts that will impair other sources of income such as Travelers’ municipal bond investments and, potentially its investments overall if the insurance crisis becomes a broader financial market crisis and investment returns decline, among other impacts.

Disclosure of climate-related impacts to Travelers’ policies and investments, including specifically the expected impact of climate-related pricing and coverage decisions on the sustainability of its homeowners’ insurance customer base under a range of climate scenarios would provide transparency about how the Company is managing its assets and the potential for declining revenues and profit.

3.	Travelers has the ability to disclose the information asked for in the Proposal.

The Proposal requests that Travelers disclose, under a range of climate scenarios in the near-, medium-, and long-term, the expected impact of climate-related pricing and coverage decisions on the sustainability of its homeowners’ insurance customer base.

Travelers has already undertaken a scenario analysis analyzing the impacts of various climate change trajectories on its investments. The Company examined three scenarios used by the Bank of England in its PRA Exploratory Exercise in 2019: a short-term disorderly transition to a low carbon economy, a long-term orderly transition to a low carbon economy, and a long-term increase in global temperature by 4°C due to failed climate policy.43 It disclosed conclusions about the modeled results over the near and medium term. 44 Travelers thus has experience conducting scenario analyses, which can be leveraged to conduct a similar analysis for its homeowners’ insurance segment. Travelers acknowledges that such analyses would “provide []…additional visibility into the potential impacts of climate on our business,”45 precisely the reason that they are material to investors.

Furthermore, Travelers has access to data related to its non-renewal trends. As a part of the Senate Budget Committee’s investigation into homeowners’ insurance market conditions, the Committee asked for county level, non-renewal data for 2018 through 2023 from 41 insurance companies.46 Twenty-three insurers responded, highlighting the fact that this data is accessible by large insurers. While Travelers’ notes that it already discloses homeowners’ retention rates, this is not the request of this Proposal. Investors seek an understanding of the projected retention rate given increasing and intensifying extreme weather events and disasters that affect coverage and pricing, along with, at its discretion, related profitability impact, including risk to muni bonds and housing market. Providing the requested information will also show investors that Travelers is taking seriously the long-term sustainability and stability of its homeowners insurance segment, given that it is a linchpin of systemic economic stability.

_____________________________

43 https://asset.trvstatic.com/download/assets/Travelers_TCFDReport2023.pdf/93114e88b97011efa5e28e42e80f1a8f, p.18

44 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2023.pdf, p.18

45 The Travelers Cos., Inc., Travelers 2023 TCFD Report at 14 (2024), https://asset.trvstatic.com/download/assets/travelers_tcfdreport2023.pdf/93114e88b97011efa5e28e42e80f1a8f

46 https://www.budget.senate.gov/imo/media/doc/next_to_fall_the_climate-driven_insurance_crisis_is_here__and_getting_worse.pdf, p.1

8

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

As the Company’s existing scenario analyses demonstrate, this proposal does not require the Company to make extraordinarily granular disclosure to investors, nor that it reinvent the wheel on climate scenarios. Rather, it asks the Company to conduct and disclose an analysis of the economic consequences of its actions related to climate scenarios. Since the company already makes use of climate scenarios and keeps historic data of premium increases and non-renewal data by area, it should be able to use this data to create forward looking analyses.

Travelers has stated it expects that retention levels (the amount of expiring premium that renews, before the impact of renewal premium changes) will remain strong by historical standards during 2024.47 It can be inferred therefore that Travelers has internal forecasting mechanisms for renewal expectations and thus can disclose these expectations to investors.

Current research provides additional methodology to conduct the requested analyses. A peer-reviewed Global Policy article shows that using insurance portfolio history of policy and claims from 2017 to 2022, along with historic meteorological data can allow for the creation of a scenario analysis of how different climate scenarios will impact increases in claims over the next decades.48 This Spain example shows claims increasing by 105% by 2052 under the 4.5 scenario and by 129% under the 8.5 scenario.49 This type of modeling can reveal the future costs of climate-related extreme weather under different scenarios; this information can form the basis of likely renewals and/or non-renewals and ensuing profit impacts.50

4.	The climate-driven insurance crisis is gaining important public attention from the media and government, highlighting the need for Travelers to respond.

With unparalleled wildfires in California this year, intensifying hurricanes, floods and storms, and rising economic costs, the climate change-driven insurance crisis is becoming impossible to ignore. Industry professionals at Deloitte have stated that U.S. non-life insurance is “facing the hardest market in a generation”.51

_____________________________

47 https://s26.q4cdn.com/410417801/files/doc_financials/2023/ar/Travelers-2023-Annual__Report.pdf, p.89a

48 https://onlinelibrary.wiley.com/doi/10.1111/1758-5899.13440

49 https://onlinelibrary.wiley.com/doi/10.1111/1758-5899.13440

50 https://onlinelibrary.wiley.com/doi/10.1111/1758-5899.13440

51 https://www2.deloitte.com/us/en/insights/industry/financial-services/financial-services-industry-outlooks/insurance-industry-outlook-2024.html#nonlife

9

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

This crisis is one of the most covered media topics in the country. This past year, the insurance crisis has appeared in publications including The New York Times,52 Bloomberg,53 Time,54 U.S.A. Today,55 and The Wall Street Journal,56 alongside numerous local media outlets and financial journals.57

In addition to the media, federal and state governments and regulatory authorities have recognized the growing insurability crisis. The Financial Stability Oversight Council has flagged concerns about a ‘protection gap’ stemming from the increasing numbers of under or uninsured, which will lead to fallout into the housing market, the banking sector, and other areas of the economy.58 The former chief economist at Freddie Mac warned that “As this current insurance crisis spirals into a mortgage crisis, and then spills over into the housing markets, property values will suffer.” And “...unlike during the experience of 2007-2008, these homeowners will have no expectation that the values of their homes will ever recover.”59

_____________________________

52 E.g., Christopher Flavelle, How the Climate Crisis Became an Insurance Crisis, N.Y. Times (Dec. 19, 2024), https://www.nytimes.com/2024/12/19/climate/how-the-climate-crisis-became-an-insurance-crisis.html; Christopher Flavelle, Insurers are Deserting Homeowners as Climate Shocks Worsen, N.Y. Times (Dec. 18, 2024), https://www.nytimes.com/2024/05/15/podcasts/the-daily/climate-insurance.html; Christopher Flavelle, As Insurers Around the U.S. Bleed Cash from Climate Shocks, Homeowners Lose, N.Y. Times (May 13, 2024). See also Topic: Home Insurance, N.Y. Times (updated Jan. 22, 2025), https://www.nytimes.com/topic/subject/home-insurance

53 Stephan Kahl, Catastrophic Weather Drives Insured Losses to Highest Since 2017, Bloomberg (Jan. 9, 2025) https://www.bloomberg.com/news/articles/2025-01-09/extreme-weather-drives-insured-losses-to-highest-since-2017; Polly Mosendz & Eric Roston, The 30-Year Home Mortgage Isn’t Designed for Climate Chaos, Bloomberg (Dec. 23, 2024), https://www.bloomberg.com/features/2024-home-loan-mortgage-insurance-climate-risks/

54 Justin Worland, Good Luck Getting Insurance When Your Country is On Fire, Time (June 7, 2023), https://time.com/6285661/california-insurance-climate-wildfires

55 Bailey Schulz & Jessica Guynn, Soaring insurance costs are making more homeowners go without it, USA Today (June 23, 2024), https://www.usatoday.com/story/money/2024/06/23/americans-not-buying-homeowners-insurance/74144566007

56 E.g., Joe Pinsker & Oyin Adedoyin, What Wildfires Mean for America’s Home-Insurance Bills, Wall St. J. (Jan. 10, 2025), https://www.wsj.com/personal-finance/wildfires-and-other-disasters-push-up-home-insurance-rates-thousands-of-miles-away-f0a20085; Heather Gillers, Who Pays to Rebuild California When Insurance Falls Short? Everyone Else, Wall St. J. (Jan. 11, 2025), https://www.wsj.com/finance/california-fires-costs-rebuilding-money-fa201dc4; Richard Vanderford, Pricier Insurance Makes Sense as Climate Risk Grows, Chubb CEO Says, Wall St. J. (May 7, 2024), https://www.wsj.com/articles/pricier-insurance-makes-sense-as-climate-risk-grows-chubb-ceo-says-5e5d53b2; Christopher Mims, Climate Change is Breaking Insurance. Here’s How Tech Could Save It., Wall St. J. (Dec. 8, 2023), https://www.wsj.com/business/entrepreneurship/climate-change-ai-california-texas-insurance-1d993873; Jon Sindreu, Climate Risk Is Becoming Uninsurable. Better Forecasting Can Help., Wall St. J. (Oct. 30, 2023), https://www.wsj.com/business/entrepreneurship/climate-risk-is-becoming-uninsurable-better-forecasting-can-help-b9c94ca6

57 E.g., Karen Garcia, Travelers is the latest California insurer to raise rates. How to find coverage in your area, L.A. Times (May 10, 2024), https://www.latimes.com/california/story/2024-05-10/travelers-raises-premiums-how-to-find-coverage-in-your-area; Munce, supra

58 https://climateandcommunity.org/research/insurance-financial-stability/

59 https://www.budget.senate.gov/chairman/newsroom/press/climate-change-is-destabilizing-the-municipal-bond-market-tune-in-as-dr-chris-hartshorn-explains-how-climate-change-is-threatening-funding-sources-that-enable-local-governments-to-invest-in-communities

10

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

With these concerns, more government action is being taken to collect information from insurers about strategies to mitigate these risks. As discussed in Section 3, the Senate Budget Committee recently asked for disclosure from insurers on non-renewal and premium price trends at a county level for 2018 through 2023 to better understand the risks to the homeowners’ insurance sector. The Treasury’s Federal Insurance Office (FIO) also proposed to collect data from P&C insurers regarding current and historical underwriting data on homeowners’ insurance at the ZIP Code level, in order to “assist FIO’s assessment of climate-related exposures.“60 The FIO recommended state officials begin to require insurers to conduct scenario analyses to assess how their business would respond to various climate impacts.61

Given the extent and rapid development of this crisis, it is reasonable for investors to request additional information on the scope and impact of this crisis to Travelers’ future business prospects. This is particularly true because Travelers continues to invest in and insure companies that contribute significantly to climate-related risk.

ENGAGEMENT HISTORY

As You Sow has engaged in dialogue with Travelers for several years. This year, As You Sow discussed climate-related risk, pricing and coverage decisions, and emissions disclosures with the Company.

RESPONSE TO TRAVELERS’ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

“The Company already provides extensive disclosures and has a comprehensive approach to identifying and mitigating climate-related risks in its business, which has proven effective.”

Travelers asserts that its approach to risk is “effective” because the Company’s share of property catastrophe losses relative to total industry-wide property catastrophe losses has declined in the past five years. While true, given that industry-wide property catastrophe losses have sharply increased, this statement does not account for the fact that Travelers has indeed experienced a significant increase in catastrophe losses. From 2021 to 2023, Travelers’ catastrophe losses for personal insurance increased from $1.85 billion to $2.99 billion.

Furthermore, with catastrophe losses expected to continue rising given ongoing climate change, forward-looking risk disclosure is critical. This proposal seeks disclosure regarding whether current pricing and coverage reduction strategies will remain effective or whether they will begin to reduce total business and therefore company profitability and value at different warming scenarios.

As noted, customers are already beginning to be underinsured or priced out of the private insurance market altogether and more and more areas across the U.S. can no longer be profitably insured. A frank assessment of these issues is important to investors.

The Company states it already reports on one of many risks it considers in its complex underwriting process and does not believe that the disclosure of non-renewal rates and price increases under certain climate scenarios is meaningful to investors.

_____________________________

60 https://home.treasury.gov/system/files/311/FIO%20Annual%20Report%202023%209292023.pdf, p.5

61 https://climateandcommunity.org/research/insurance-financial-stability/

11

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

First, we note that the Proposal does not request disclosure of non-renewal rates and price increases. Rather, it asks Travelers to assess and disclose the expected impact of climate-related pricing and coverage decisions on the sustainability of its homeowners’ insurance customer base under a range of climate scenarios. To the extent management believes that the information in the supporting statement is useful to investors’ understanding of expected impact, it is free to provide such information.

It is reasonable for investors to seek information about a particular area of risk that has been given unprecedented coverage in the press, is a subject of government concern, and may impact the value of the Company. Rising insurance premiums and non-renewal rates have the potential to disrupt the insurance industry, the broader housing market, Travelers’ investments, and its long-term profitability; information about Travelers’ approach to climate-related risk is therefore material to investors.

Travelers states, “We use various analyses and methods, including proprietary and third-party modeling processes and geospatial analysis, to evaluate our climate-related risks and make underwriting, pricing and reinsurance decisions to manage the Company’s exposure to catastrophe events.”

Investors support and rely on Travelers’ modeling and risk assessment capabilities. Such analysis capability should prove useful in providing this additional and critically important information to investors.

“The proposal is premised on false and misleading statements...Climate change is not the main driver of catastrophe losses: it’s growing populations in at risk areas and inflation.”

Proponents do not dispute that there can be a range of issues that contribute to weather related catastrophe losses. Climate change, inflation, reinsurance pressures, supply chain issues, labor shortages, population increases in high-risk areas, etc. are all interdependent problems. But, for Travelers to state that climate change is not the main driver of growing weather-related catastrophe losses is deeply worrying. As Travelers notes, more homeowners are now in the path of climate-related catastrophic weather events. This is having and will continue to have an impact on insurers like Travelers.

Recent research from the National Bureau of Economic Research underscores this in finding a sharp 33% increase in average insurance premiums from 2020 to 2023. These increases were seen across all climate risk quintiles, but areas with higher disaster risk saw their premiums grow substantially more. The data further provides evidence that climate disaster risk became the most important determinant of premiums after 2019.62

Moreover, while not all inflationary pressures are related to climate change, the significant and growing destruction of homes, businesses, and infrastructure associated with climate-related catastrophic weather events, including fires, and floods, has greatly inflated construction and rebuilding costs and caused shortages of construction materials and labor, increasing insurance companies’ costs and payouts significantly. Yet, if Travelers concludes, based on its thorough analysis and modelling, that there will be little to no impact to its own homeowners business line from climate-related pricing and coverage decisions, then it can provide that information in the requested report.

_____________________________

62 https://www.nber.org/system/files/working_papers/w32579/w32579.pdf, p.19-20

12

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

To support its claim that climate change is not a main driver of catastrophe losses, Travelers notes that a Verisk report states that losses due to climate change are only at 1% of total losses.

Verisk does not provide a citation or methodology for this 1% statistic. A similar 1% increase attributed to climate is set forth by Swiss Re. There, Swiss Re finds that 1% of the 8% increase between 2008 and 2023 in natural catastrophe losses from severe convective storms (severe local storms associated with lighting, heavy rain, hail and strong winds) was attributed to climate.63 This does not include climate-related hurricanes, wildfires, and floods.

Climate-related losses cannot be separated from inflation and societal trends when these factors are deeply interconnected. For example, research has established a significant linkage between climate change and inflationary trends.64 By treating inflation, societal trends, and climate change as separate categories, the report underestimates the contribution of climate change to rising insurance losses.

It is evident that climate change is significantly impacting insured losses by increasing both the frequency and severity of extreme climate events.Climate models indicate that insured losses from extreme weather events have increased by as much as 250% in the last 30 years and are expected to continue rising significantly given growing climate-related risk. A 2024 Munich Re report is in accord, stating that “climate change is playing an increasingly important role in ... rising [insured] losses, especially for non-peak perils,” which are smaller natural catastrophes that are occurring more frequently.65 Climate change is also increasing the severity of major natural catastrophes. For example, a UCLA analysis found that the 2025 California wildfires were more extreme and intense due to climate change (an extremely warm summer and fall had a drawdown effect on fuel moisture levels).66 In fact, over 90% of the $320 billion in total losses in the U.S. in 2024 can be attributed to weather-related catastrophes, according to Munich Re.67￼￼

Importantly, climate change is expected to cause growth in damages related to climate change. The same Swiss Re report states, “as climates change, the contribution of more frequent and severe weather events to losses looks set to rise in the future.”68,69 The report notes that, “Insurance market functioning requires that premiums be commensurate with the underlying risk, but as losses continue to grow, higher rates alone will not suffice...in the face of climate change, adaptation and insurance can only go so far.”70 Investors therefore reasonably seek scenario analysis to understand the impact of climate-related premium increases and non-renewal rates on the sustainability of its homeowners’ customer base.

_____________________________

63 https://www.swissre.com/dam/jcr:c9385357-6b86-486a-9ad8-78679037c10e/2024-03-sigma1-natural-catastrophes.pdf, p.4

64 https://www.nature.com/articles/s43247-023-01173-x

65 https://www.munichre.com/en/risks/natural-disasters.html

66 https://sustainablela.ucla.edu/2025lawildfires

67 https://www.munichre.com/en/risks/natural-disasters.html

68 https://www.swissre.com/institute/research/sigma-research/sigma-2024-01.html

69 https://www.sciencedirect.com/science/article/abs/pii/S1877343523001598

70 https://www.swissre.com/dam/jcr:c9385357-6b86-486a-9ad8-78679037c10e/2024-03-sigma1-natural-catastrophes.pdf, p.2

13

2025 Proxy Memo The Travelers Inc | Report on Climate Related Pricing and Coverage

CONCLUSION

Vote Yes: Item #5 – Report on Climate Related Pricing and Coverage

Climate-related pricing and coverage decisions will impact the long-term sustainability of Travelers’ business model. This disclosure will provide crucial information for investors as climate-related risks mount. We urge a “Yes” vote on this resolution.

--

For questions, please Mary Zuccarello, mzuccarello@asyousow.org at As You Sow

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

14